UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E. Friess Dr.

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   X  . Form 20-F        . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No      .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TOMBSTONE EXPLORATION CORPORATION

Private Placement

On July 14, 2011, Tombstone Exploration Corporation, a Canadian federal corporation (the “Corporation”), closed a non-brokered private placement for gross proceeds of $500,000 (the "Private Placement"), by the issuance of ten million (10,000,000) units (each a "Unit") at a price of $0.05 per Unit. Each Unit consists of one share of common stock (a "Share") and one-half of one common share purchase warrant (each whole warrant share a "Warrant"). Each Warrant entitles the holder to purchase one common share (a "Warrant Share") at a price of $0.10 until July 14, 2014.

The common stock sold through this private placement has not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement under the Securities Act. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

The foregoing summary description of the terms of the Private Placement may not contain all information that is of interest to the reader.  For further information regarding the terms and conditions of the Private Placement, reference is made to the Private Placement Subscription Agreement and Common Stock Purchase Warrant, forms of which are filed hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Unregistered Sales of Equity Securities

The information set forth above in this Current Report on Form 6-K is incorporated herein by this reference.

Exemption From Registration. The shares of common stock referenced herein were issued in reliance upon the following exemption:

The shares of Common Stock referenced herein were issued pursuant to and in accordance with Rule 903 of Regulation S of the Act. No commissions were paid in connection with the completion of this offering, except as noted above. We completed the offering of the shares pursuant to Rule 903 of Regulation S of the Act on the basis that the sale of the shares was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the shares. Each investor represented to us that the investor was not a "U.S. person", as defined in Regulation S, and was not acquiring the shares for the account or benefit of a U.S. person. The agreement executed between us and each investor included statements that the securities had not been registered pursuant to the Act and that the securities may not be offered or sold in the United States unless the securities are registered under the Act or pursuant to an exemption from the Act. Each investor agreed by execution of the agreement for the shares: (i) to resell the securities purchased only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; (ii) that we are required to refuse to register any sale of the securities purchased unless the transfer is in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; and (iii) not to engage in hedging transactions with regards to the securities purchased unless in compliance with the Act. All certificates representing the shares were or upon issuance will be endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Act and could not be resold without registration under the Act or an applicable exemption from the registration requirements of the Act.

Press Release

On July 14, 2011, the Corporation issued a press release announcing that it has closed a non-brokered Private Placement as set forth above.  A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Limitation on Incorporation by Reference.

The information in this Form 6−K furnished above shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Exchange Act or Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.	Description

10.1	Form of Private Placement Subscription Agreement
10.2	Form of Common Stock Purchase Warrant
99.1	Press Release dated July 14, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2011
TOMBSTONE EXPLORATION CORPORATION
	By:	/s/ Alan Brown
		Name:	Alan Brown
		Title:	President and Chief Executive Officer